N E W S R E L E A S E

May 9, 2012

Nevsun Reports Strong First Quarter 2012 Financial Results, Raises 2012 Production Outlook

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) today reported strong financial and operating results for the first quarter ended March 31, 2012. Nevsun also increased its guidance for 2012 gold production by approximately 25% to a range of 240,000 ounces to 260,000 ounces.

This release should be read in conjunction with Nevsun Resources Ltd.’s (“Nevsun” or the “Company”) 2012 first quarter Management Discussion and Analysis (“MD&A”), which can be found at www.nevsun.com/investors/financials.  All results are in US dollars.

First quarter 2012 highlights

  Revenue: $149.4 million
  Net income attributable to Nevsun shareholders: $41.2 million, $0.21 per share
  Ounces of gold produced: 82,000
  Cash costs: $277 per ounce of gold
  Average realized price: $1,712 per ounce
  Paid $0.05 dividend per share on January 16, 2012

Outlook

Nevsun is increasing its production guidance for the full year 2012 as a result of unusually high gold grades encountered in April 2012. The high grades were in mining a portion of the oxide zone that is the interface between the gold oxide and copper supergene zones, commonly termed the acid domain. The high grades, which management now expects to persist until at least June 2012, could not be fully included in mineral reserves because drill hole core recovery from the acid domain was sporadic and the core was difficult to assay.

The new 2012 guidance compares favourably with a previous target of 190,000 – 210,000 ounces on February 7, 2012. Nevsun cautions that the competency of the ore in this interface zone is poor and requires sophisticated stockpile blending to facilitate successful processing and recovery of the precious metals. In addition, the combination of both a clay like and sandy composition of the acid material leads to challenging daily ore control sampling, making it difficult to predict grades. The associated gold grade is highly variable and includes both very high and low grades.

Nevsun expects to disclose a revised mineral resource and reserve estimate for the entire Bisha and Harena deposits during early third quarter 2012.

Financial review

The Company benefited from higher gold sales and production, higher average realized prices and lower cash costs in the first quarter of 2012 compared with a year earlier.  The 2012 first quarter results reflect a full 13 weeks of operation. The comparable 2011 first quarter results reflect just five weeks of operation because the mine was only commissioned on February 22, 2011.

Tonnes milled during the first quarter of 2012 totalled 430,000, down 7% from 461,000 a year earlier. The milling grade during the first quarter of 2012 averaged 6.6 grams per tonne, up 6% from 6.2 grams per tonne a year earlier.  Tonnes mined during the first quarter of 2012 totalled 358,000, down 25% from 475,000 a year earlier. The mining grade during the first quarter of 2012 averaged 4.07 grams per tonne, down 28% from 5.65 grams per tonne a year earlier.

Gold cash costs per ounce for Q1 2012 were $277 on 83,100 ounces sold, which included $85 per ounce in silver by-product credits, while gold cash costs per ounce for Q1 2011 were $304 on 37,500 ounces sold during the five week operating period from February 15 – March 31, 2011, which included $15 per ounce in silver by-product credits.

The Company’s cash and cash equivalents at March 31, 2012 were $279.4 million, down 20% from $347.6 million as at December 31, 2011.  During Q1 2012 the Company used $39.2 million of cash in its operating activities, including paying $114.4 million during the quarter to settle its 2011 tax liability. During Q1 2011, the Company generated $27.0 million in cash from its operating activities.  There were no income taxes paid in Q1 2011.

The Company used $16.7 million in investing activities in Q1 2012 and generated $30.0 million in the comparable prior period.  In Q1 2011 the Company received $48.6 million in proceeds on pre-production gold sales; there were no such proceeds recorded in 2012 as the Company was in commercial production.

During Q1 2012 the Company used $12.3 million in its financing activities, up from $3.5 million in the same period in the prior year.  During Q1 2012, the Company received $7.0 million as partial payment on the sale of 30% of the Bisha Mine to the State-owned Eritrean National Mining Corporation.  No such proceeds were received in Q1 2011.  In addition, in Q1 2012 the Company paid dividends of $10.0 million to Nevsun shareholders.  No dividends were paid in Q1 2011.

Exploration and development

Harena:

Harena lies 9.5 km southwest of the Bisha Main deposit on an exploration license contiguous to the Bisha Mining license.  In December 2011 the Company applied for a license to mine the deposit and during the past quarter has provided supplemental materials for further clarification for the relevant authorities.  Receipt of the Mining license is expected mid-2012.  The Company has a 1,200 metre drilling program planned for Harena during the second quarter 2012.

Bisha:

In Q1 2012 the Company drilled 5,716 metres at Bisha.  The purpose of the drill program is to generate metallurgical and geotechnical data to be used for the previously mentioned revised reserve update due later in 2012.

North West Zone:

The Company drilled 1,850 metres in Q1 2012 at the North West Zone.  A further 6,000 metres of drilling is planned for 2012 and a resource estimate planned in late 2012.

Copper phase development:

The Company continued work on copper phase development activities during Q1 2012, expending $11 million on terracing, other civils works and completing detailed design work.  Total capital for the copper plant phase is expected to be approximately $100 million, of which $63 million has been spent, ordered or arranged.  Ordering of major components is complete and the copper flotation plant is targeted to be operational in mid-2013.  The Company is taking the same approach to eliminate price risk on construction that it was successfully able to accomplish during the build of the gold plant.  The same firm, SENET of South Africa, is the engineering, procurement, and construction management contractor. Photos of the expansion can be found at www.nevsun.com/projects/photogallery/copperphase.

Corporate Social Responsibility Report

During March 2012 the Company published its 2011 Corporate Social Responsibility Report which can be accessed on the Nevsun website at www.nevsun.com/pdf/2011-nevsun-csr-report.pdf.

Conference call details

The Company will hold a conference call on Thursday, May 10 at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the quarterly results.  Dial in details are as follows:

North America: 416-340-2219  / 1-866-226-1793
UK: 800-2787-2090 (toll free)
Other International: +1-416-340-2219

The conference call will be available for replay until May 24, 2012 by calling +1 905-694-9451 / 1 800-408-3053 and entering passcode 5429908.

Forward Looking Statements: The above contains forward-looking statements regarding future gold production, future gold recoveries, gold production grades, future gold cash production costs, future copper phase expansion, timing of copper production, and timing of disclosure a revised reserve estimate for the Bisha and Harena deposits. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, metal price volatility, share price volatility, operational risks, uncertainties in estimating mineralization, future expenses and revenues, political and country risk, regulatory risk, production forecast risk, the securities class action recently filed against the Company and those other risks described in the Company’s most recent Annual Information Form and Management Discussion and Analysis of the Company filed with Canadian securities regulators and are available at www.sedar.com, which have also been filed or submitted to the U.S. Securities and Exchange Commission on Form 40-F or Form 6-K and are available at www.sec.gov.  In addition, the Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industry in which the Company operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no intention or obligation to update or revise such forward-looking statements whether as result of new information, future events or otherwise, except as required under applicable securities regulation.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com

Summarized financial and operating results

Financial results: In US $000s (except per share and per ounce data):

For the three month periods ended March 31,
	2012	2011(1)
Revenues	$149,390	$54,315
Operating income	110,628	39,638
Net income attributable to Nevsun shareholders	41,238	11,803
Earnings per share attributable to Nevsun shareholders	0.21	0.06
Total assets	$747,148	$392,717

Gold production and sales statistics:

For the three month periods ended March 31,
	2012	2011(1)
Tonnes milled	430,000	461,000
Milled gold grade (g/t)	6.6	6.2
Recovery, % of gold	86%	88%
Gold in doré, ounces produced	82,000	75,000
Gold ounces sold	83,100	72,500
Gold price realized per ounce	$1,712	$1,405
Cash cost per ounce sold(2)	$277	$304

Mining statistics:

For the three month periods ended March 31,
	2012	2011(1)
Ore mined, tonnes	358,000	475,000
Mined gold grade, g/t	4.07	5.65
Waste mined, tonnes	2,401,000	2,309,000
Strip ratio	6.7	4.9
Copper phase prestrip, tonnes	1,294,000	-

(1)	Q1 2011 gold production and sales statistics include results from the pre-operating period, January 1 – February 21, 2011. For accounting purposes, sales from ounces produced prior to February 22, 2011 are considered pre-production and capitalized to property, plant and equipment.

(2)	Cash operating cost per ounce sold includes royalties and is a non-GAAP measure; see pg 8 of the Company’s 2012 Q1 MD&A for more information.

Condensed Consolidated Interim Statements of Comprehensive Income
Unaudited
(Expressed in thousands of United States dollars)

Three months ended March 31,
	2012	2011
Operations commenced February 22, 2011:
Revenues	$149,390	$54,315
Cost of sales
Operating expenses	(23,127)	(9,373)
Royalties	(7,361)	(2,709)
Depreciation and depletion	(8,274)	(2,595)
Operating income (January 1 to March 31, 2012 and	110,628	39,638
February 22 to March 31, 2011)

Administrative	(421)	(3,614)
Finance income	1,117	11
Finance costs	(153)	(467)
Income before taxes	111,171	35,568

Income taxes	(42,408)	(13,675)
Net income	68,763	21,893

Other comprehensive income:
Unrealized gain on available-for-sale investment, net of tax	-	107
Comprehensive income	$68,763	$22,000

Income for the period attributable to:
Nevsun shareholders	41,238	11,803
Non-controlling interest	27,525	10,090
	$68,763	$21,893

Comprehensive income for the period attributable to:
Nevsun shareholders	41,238	11,910
Non-controlling interest	27,525	10,090
	$68,763	$22,000

Earnings per share attributable to Nevsun shareholders:
Basic	$0.21	$0.06
Diluted	$0.20	$0.06

Condensed Consolidated Interim Statements of Cash Flows
Unaudited
(Expressed in thousands of United States dollars)

Three months ended March 31,
	2012	2011
Cash provided by (used in):
Operating:
Income for the period	$68,763	$21,893
Items not involving the use of cash:
Accretion on reclamation liability	153	-
Depreciation and depletion	8,274	2,595
Income tax expense	42,408	13,675
Share-based payments and stock appreciation rights	(703)	2,561
Interest income on due from non-controlling interest	(1,091)	-
Changes in non-cash operating capital:
Accounts receivable and prepaids	(34,760)	(10,951)
Inventories	(3,937)	(2,422)
Accounts payable and accrued liabilities	(3,829)	(384)
Income taxes paid	(114,432)	-

Net cash provided by (used in) operating activities	(39,154)	26,967
Investing:
Proceeds on sale of pre-production gold sales	-	48,613
Expenditures on property, plant and equipment – gold phase	(3,977)	(17,319)
Expenditures on property, plant and equipment – copper phase	(10,959)	-
Expenditures on exploration and evaluation	(659)	(1,288)
Changes in non-cash working capital related to investing activities	(1,122)	-

Net cash provided by (used in) investing activities	(16,717)	30,006
Financing:
Dividends paid to Nevsun shareholders	(10,013)	-
Dividends paid to non-controlling interest	(10,000)	-
Receipt of purchase price settlement from non-controlling interest	6,770	-
Interest received on due from non-controlling interest	230	-
Principal and interest paid on loan from non-controlling interest	-	(4,103)
Interest paid on advances from non-controlling interest	-	326
Issuance of common shares, net of issue costs	695	272

Net cash used in financing activities	(12,318)	(3,505)
Increase (decrease) in cash and cash equivalents	(68,189)	53,468
Cash and cash equivalents, beginning of period	347,582	50,145
Cash and cash equivalents, end of period	$279,393	$103,613
Non-cash investing and financing transactions:
Reclassification of share-based payments reserve to share capital upon exercise of options	231	122
Depreciation capitalized to property, plant and equipment	-	397
Share-based payments capitalized to property, plant and equipment	-	276
Closure and reclamation increase in property, plant and equipment	-	1,124
Interest capitalized to property, plant and equipment	-	831

Condensed Consolidated Interim Balance Sheets
Unaudited
(Expressed in thousands of United States dollars)

	March 31, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	$279,393	$347,582
Accounts receivable and prepaids	55,250	20,490
Inventories	37,265	32,099
Due from non-controlling interest	22,896	11,137
	394,804	411,308

Non-current assets
Due from non-controlling interest	66,644	84,312
Property, plant and equipment	285,700	279,606
	352,344	363,918
Total assets	$747,148	$775,226

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	$18,340	$24,651
Dividends payable	-	10,013
Income taxes payable	38,792	103,670
	57,132	138,334

Non-current liabilities
Deferred income taxes	9,040	16,187
Provision for closure and reclamation	13,386	13,233
	22,426	29,420
Total liabilities	79,558	167,754

Equity
Share capital	410,231	409,305
Share-based payments reserve	12,165	11,736
Retained earnings	117,621	76,383
Equity attributable to Nevsun shareholders	540,017	497,424

Non-controlling interest	127,573	110,048
Total equity	667,590	607,472
Total liabilities and equity	$747,148	$775,226